Exhibit 99.2

MindMed Announces 2021 Q1 Financial Results; Cash Balance of $160m USD ($194m CAD) to Execute on Diverse Clinical Pipeline

New York, NY - May 14, 2021 - Mind Medicine (MindMed) Inc. ("MindMed'' or the "Company") (NASDAQ: MNMD) (NEO: MMED) (DE: MMQ), a leading psychedelic medicine biotech company, has announced its quarterly financial results for the quarter ended March 31, 2021.

Q1 2021 Financial Highlights (in USD)

●	Total assets as of March 31, 2021 were $201 million, including $160 million in cash
●	Net Cash Used in Operating Activities (Total Cash Burn) of $10 million for the quarter ended March 31, 2021
●	Net and comprehensive loss of $14 million for the three months ended March 31, 2021

Q1 2021 Business Highlights

●	MindMed closed its acquisition of HealthMode, a leading machine learning digital medicine company, adding Bradford Cross as Chief Technology Officer to lead Albert and Dr. Daniel R Karlin as Chief Medical Officer
●	MindMed began the first-ever clinical trial combining MDMA and LSD in collaboration with UHB Liechti Lab
●	MindMed closed an upsized financing of $92 million CAD ($73 million USD)
●	MindMed closed a subsequent private placement of $19.5 million CAD ($15.4 million USD)
●	MindMed expanded its Microdosing Division adding a groundbreaking study evaluating LSD Microdosing through next-gen digital clinical markers
●	MindMed added Chief Development Officer, Robert Barrow, with FDA Phase 2 Psilocybin clinical trial experience
●	MindMed signed partnership with Swiss psychedelic drug discovery startup MindShift Compounds AG, expanding its development pipeline and IP portfolio with next-gen psychedelic and empathogenic compounds
●	MindMed’s LSD neutralizer study began in collaboration with UHB Liechti Lab
●	MindMed added Stanford University Pritzker Professor of Psychiatry and Behavioral Sciences, Dr. Robert Malenka as Chair of its Scientific Advisory Board
●	MindMed announced Its Inclusion in FTSE Russell Indexes

Breakdown of Operating Activities

●	Net cash provided through financing activities - $90 million
●	Net cash used in operating activities - $10 million
●	Net cash used for the acquisition of HealthMode - $0.5 million (primarily a stock deal)

Management Update & Earnings Call

Management will provide updates on its clinical pipeline status and a review of its Q1 2021 financials. The call will be held Monday, May 17th, 2021 at 9:00 am ET. Details are below:

https://mindmed-co.zoom.us/webinar/register/WN_VUKpc-t5RxCtomkh86GCTw

Complete financial statements along with related management's discussion and analysis can be found in the System for Electronic Document Analysis and Retrieval, the electronic filing system for the disclosure documents of issuers across Canada at www.SEDAR.com

About MindMed

MindMed is a clinical-stage psychedelic medicine biotech company that discovers, develops and deploys psychedelic inspired medicines and therapies to address addiction and mental illness. The company is assembling a compelling drug development pipeline of innovative treatments based on psychedelic substances including Psilocybin, LSD, MDMA, DMT and an ibogaine derivative, 18-MC. The MindMed executive team brings extensive biopharmaceutical experience to MindMed's approach to developing the next generation of psychedelic inspired medicines and therapies.

MindMed trades on the NASDAQ under the symbol MNMD and on the Canadian NEO exchange under the symbol MMED. MindMed is also traded in Germany under the symbol MMQ.

Forward-Looking Statements

Certain statements in this news release related to the Company constitute “forward-looking information” within the meaning of applicable securities laws and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “will”, "may", "should", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe", “potential” or "continue", or the negative thereof or similar variations. Forward-looking information in this news release include statements regarding the Company’s pursuit of strategic initiatives and its future business plans and operations, including the development of psychedelic inspired medicines and experiential therapies. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Company. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information, including history of negative cash flows; limited operating history; incurrence of future losses; availability of additional capital; lack of product revenue; compliance with laws and regulations; difficulty associated with research and development; risks associated with clinical trials or studies; heightened regulatory scrutiny; early stage product development; clinical trial risks; regulatory approval processes; novelty of the psychedelic inspired medicines industry; as well as those risk factors discussed or referred to herein and the risks described under the headings “Risk Factors” in each of the Base Shelf Prospectus and annual information form for the year ended December 31, 2020 filed with the securities regulatory authorities in all provinces and territories of Canada and available under the Company’s profile on SEDAR at www.sedar.com and as described in the Registration Statement filed with the SEC on EDGAR at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results and future events could differ materially from those anticipated in such information. Although the Company has attempted to identify important risks, uncertainties and factors that could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend and does not assume any obligation to update this forward-looking information.

Media Contact: mindmed@150bond.com